UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)*

                              SAMSONITE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    79604V105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  BERNARD ATTAL
                               H2 ADVISORS, L.L.C.
                          545 FIFTH AVENUE, SUITE 1108
                               NEW YORK, NY 10017
                                (212) 808-0081

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  JULY 22, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

---------------------
* If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 Pages)

-------------------------                        ---------------------
CUSIP No. 79604v105                13D                    Page 2 of 6
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Artemis America Partnership
            IRS Employer Identification No.

----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)
                                                           (a)  |X|
                                                           (b)  |_|

----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------

   4        SOURCE OF FUNDS (See Instructions)
                  OO

----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|

----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------
             7   SOLE VOTING POWER
 NUMBER OF       0
             ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                 5,945,189
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                 0
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                 5,945,189
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            5,945,189 shares of Common Stock
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                |X|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.9%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
----------------------------------------------------------------------

-------------------------                        ---------------------
CUSIP No. 79604v105                13D                    Page 3 of 6
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Artemis Finance SNC
            IRS Employer Identification No.

----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)
                                                           (a)  |X|
                                                           (b)  |_|

----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------

   4        SOURCE OF FUNDS (See Instructions)
                  OO

----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|

----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            France
----------------------------------------------------------------------
             7   SOLE VOTING POWER
 NUMBER OF       0
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                 5,945,189
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                 0
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                 5,945,189
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            5,945,189 shares of Common Stock
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                |X|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.9%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
----------------------------------------------------------------------

-------------------------                        ---------------------
CUSIP No. 79604v105                13D                    Page 4 of 6
-------------------------                        ---------------------

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Artemis S.A.
            IRS Employer Identification No.

----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)
                                                           (a)  |X|
                                                           (b)  |_|

----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------

   4        SOURCE OF FUNDS (See Instructions)
                  OO

----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|

----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            France
----------------------------------------------------------------------
             7   SOLE VOTING POWER
 NUMBER OF       0
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                 5,945,189
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                 0
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                 5,945,189
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            5,945,189 shares of Common Stock
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                |X|
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.9%
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            HC, CO
----------------------------------------------------------------------

-------------------------                        ---------------------
CUSIP No. 79604v105                13D                    Page 5 of 6
-------------------------                        ---------------------

      This Amendment No. 5 ("Amendment No. 5") to the Schedule 13D originally filed jointly on August 9, 1999, and amended by Amendment No. 1 filed on November 12, 1999, Amendment No. 2 filed on December 23, 1999, Amendment No. 3 filed on May 3, 2002 and Amendment No. 4 filed on June 27, 2002, by Artemis America Partnership ("Artemis America"), Artemis Finance SNC ("Artemis Finance") and Artemis S.A. ("Artemis," and together with Artemis America and Artemis Finance, the "Reporting Persons") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer").

ITEM 4.    PURPOSE OF THE TRANSACTION.

      Item 4 is amended by adding the following disclosure at the end of such
Item:

      On July 19, 2002, the Issuer, Artemis and Ares entered into a letter agreement (the "Exclusivity Agreement") pursuant to which, among other things, the Issuer agreed to enter into an up to 45-day exclusive negotiating period (the "Exclusivity Period") with Artemis and Ares with respect to a potential deleveraging or recapitalization transaction (a "Recapitalization Transaction") for the Issuer. The restrictions agreed to by the Issuer are similar to the exclusivity provisions proposed in the June 27 Letter from Ares and Artemis to the Issuer. The Exclusivity Period, which commenced on July 22, 2002, will terminate after 30 days (absent an extension from the Issuer) if Ares and Artemis do not provide joint written notification to the Issuer by the thirtieth day that Ares and Artemis have completed their due diligence and all material terms relating to a Recapitalization Transaction have been agreed upon by such date. In connection with entering into the Exclusivity Agreement and to facilitate due diligence by Artemis, on July 22, 2002, the Issuer and Artemis America also entered into a customary confidentiality agreement. Among other matters, that agreement provides that for a period of 18 months from July 22, 2002, the Reporting Persons will not, without the Company's prior approval, acquire additional shares of Issuer Common Stock or, under some circumstances participate in solicitations of proxies to vote, or to seek to advise or influence any person with respect to the voting of, Issuer securities with respect to certain types of competing transactions unless the Reporting Persons' designees on the Issuer's board of directors have determined that any such relevant competing transaction was not in the best interest of the Issuer's stockholders, and have so informed the Issuer's board of directors.

      The Reporting Persons retain the right to withdraw, amend or modify the proposal. Artemis or its representatives may engage in negotiations with the Issuer's board of directors, or in discussions with other stockholders of the Issuer, concerning a Recapitalization Transaction or other possible transactions. There can be no assurance that a Recapitalization Transaction, or any other transaction, will occur.

      Subject to the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more transactions to the Issuer's board, to acquire, sell or dispose of shares of Common Stock or other securities of the Issuer from time to time in any manner permitted by law.

-------------------------                        ---------------------
CUSIP No. 79604v105                13D                    Page 6 of 6
-------------------------                        ---------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 22, 2002



                             ARTEMIS AMERICA PARTNERSHIP
                             By:  Artemis S.A., General Partner




                             By:  /s/   F.H. Pinault
                                 -------------------------------
                                 Name:  F.H. Pinault
                                 Title: Respresentative





                             ARTEMIS FINANCE SNC
                             By:  Artemis S.A., General Partner

                             By:    /s/ F.H. Pinault
                                 -------------------------------
                                 Name:  F.H. Pinault
                                 Title: Representative





                             ARTEMIS S.A.


                             By:    /s/ F.H. Pinault
                                 -------------------------------
                                 Name:  F.H. Pinault
                                 Title: Representative